UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of March 2025

Commission File Number: 001-38303
______________________

WPP plc
(Translation of registrant's name into English)
________________________

Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the ‘Reform Act’), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, ‘may’, ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of epidemics or pandemics including restrictions on businesses, social activities and travel; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the conflicts in Ukraine and Gaza; the risk of global economic downturn; slower growth, increasing interest rates and high and sustained inflation; supply chain issues affecting the distribution of our clients' products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by using Artificial Intelligence (AI) and Generative AI technologies and partnerships in our business; risks related to our environmental, social and governance goals and initiatives, including impacts from regulators and other stakeholders, and the impact of factors outside of our control on such goals and initiatives; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors,” which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Vesting of executive share awards dated 12 March 2025, prepared by WPP plc.

FOR IMMEDIATE RELEASE                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                           12 March 2025

WPP plc ("WPP")

Vesting of executive share awards

Notification of Transactions of Directors/Persons Discharging Managerial Responsibilities or their Connected Persons

The Company announces that the following person discharging managerial responsibilities transacted in ordinary shares of 10 pence each in the Company due to the vesting of awards under the terms of the 2022 Executive Share Award ("ESA") made on 4 May 2023 and awards made under the WPP Stock Plan 2018 on 4 May 2023 which were subject to the performance conditions attached to the 2022 Executive Performance Share Plan ("EPSP") award.  Awards subject to the 2022 EPSP performance conditions were satisfied as to 48.8%.

Name of Executive Director	Plan	Total number of shares vested	Total number of shares sold to cover statutory withholding liabilities	Date of sale
Mark Read	ESA	117,405	55,291	10 March 2025
Andrew Scott	ESA	50,609	23,834	10 March 2025
Joanne Wilson	WPP Stock Plan 2018	49,625	23,371	10 March 2025

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mark Read
b)	Position/status	Chief Executive Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer
a)	Full name of the entity	WPP plc
b)	Legal Entity Identifier code	549300LSGBXPYHXGDT93
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	Ordinary shares of 10 pence each ('Ordinary Shares') ISIN: JE00B8KF9B49
b)	Nature of the transaction	Acquisition of Ordinary Shares made under the WPP 2022 Executive Share Award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£ nil	117,405
d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	10 March 2025
f)	Place of the transaction	London Stock Exchange
Transaction 2
b)	Nature of the transaction	Sale of Ordinary Shares to cover statutory withholding liabilities.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£6.40	55,291
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transactions	10 March 2025
f)	Place of the transaction	London Stock Exchange

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Andrew Scott
b)	Position/status	Chief Operating Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer
a)	Full name of the entity	WPP plc
b)	Legal Entity Identifier code	549300LSGBXPYHXGDT93
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	Ordinary shares of 10 pence each ('Ordinary Shares') ISIN: JE00B8KF9B49
b)	Nature of the transaction	Acquisition of Ordinary Shares made under the WPP 2022 Executive Share Award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£ nil	50,609
d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	10 March 2025
f)	Place of the transaction	London Stock Exchange
Transaction 2
b)	Nature of the transaction	Sale of Ordinary Shares to cover statutory withholding liabilities.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£6.40	23,834
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transactions	10 March 2025
f)	Place of the transaction	London Stock Exchange

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Joanne Wilson
b)	Position/status	Chief Financial Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer
a)	Full name of the entity	WPP plc
b)	Legal Entity Identifier code	549300LSGBXPYHXGDT93
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	Ordinary shares of 10 pence each ('Ordinary Shares') ISIN: JE00B8KF9B49
b)	Nature of the transaction	Acquisition of Ordinary Shares made under the WPP Stock Plan 2018.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£ nil	49,625
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	10 March 2025
f)	Place of the transaction	London Stock Exchange
Transaction 2
b)	Nature of the transaction	Sale of Ordinary Shares to cover statutory withholding liabilities.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£6.40	23,371
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transactions	10 March 2025
f)	Place of the transaction	London Stock Exchange

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Balbir Kelly-Bisla
Group Company Secretary

Further information
Media: press@wpp.com
Investors: irteam@wpp.com

About WPP
WPP is the creative transformation company. We use the power of creativity to build better futures for our people, planet, clients and communities. For more information, visit www.wpp.com.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 12 March 2025	By: ______________________
Balbir Kelly-Bisla
Company Secretary